[redacted]

09059992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8-49448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimberly Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 George Road
(No. and Street)

Glen Rock	NJ	07452
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kamal Smith — 201-444-5977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chipetine, Bernard
(Name – *if individual, state last, first, middle name*)

585 Stewart Avenue, Suite L-50	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kamal Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimberly Capital Corp., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JERROLD G. SILVERMAN
Notary Public, State of New York
No. 4854605
Qualified in Nassau County
Commission Expires March 10, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIMBERLY CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

KIMBERLY CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Bernard Chipetine, C.P.A.

CERTIFIED PUBLIC ACCOUNTANT

585 STEWART AVENUE, SUITE L-50
GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

ACCOUNTANTS' AUDIT REPORT

Board of Directors
Kimberly Capital Corp.

I have audited the accompanying statement of financial condition of Kimberly Capital Corp. as of December 31, 2008 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimberly Capital Corp. at December 31, 2008, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Bernard Chipetine
Bernard Chipetine, CPA

Garden City, New York
January 23, 2009

KIMBERLY CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash	$ 284	
Marketable Securities	8,880	
Reserve Account	57,485	
Clearing Deposit - Restricted Funds	5,689	$ 72,338
Net Receivable From Broker-Dealers & Clearing Organizations		2,228
Prepaid Expenses & Taxes		1,690
TOTAL CURRENT ASSETS		76,256
FIXED ASSETS		
Equipment & Automobiles, At Cost, Less Accumulated Depreciation of $7,148		29,937
TOTAL ASSETS		$106,193

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable, Accrued Expenses, & Other Liabilities		$ 2,040
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, Authorized 200 Shares, Issued 200 Shares	$ 10,000	
Additional Paid In Capital	40,000	
Retained Earnings	55,123	
Accumulated Other Comprehensive Income: Unrealized Losses on Securities	(970)	
TOTAL STOCKHOLDER'S EQUITY		104,153
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$106,193

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Commissions		$ 62,370
Other Income:		
Realized Gains & Losses	$(15,414)	
Interest and Dividends	1,897	(13,517)
TOTAL REVENUES – NET OF LOSSES		48,853
EXPENSES		
Floor Brokerage, Exchange, & Clearance Fees		8,754
Communications & Data Processing		1,571
Regulatory Dues, Fees & Expenses		450
Occupancy Costs		4,852
Other Expenses		28,796
TOTAL EXPENSES		44,423
INCOME BEFORE INCOME & FRANCHISE TAXES		4,430
PROVISION FOR INCOME & FRANCHISE TAXES		280
NET INCOME		4,150
OTHER COMPREHENSIVE INCOME		
Unrealized Gain on Securities		1,035
TOTAL COMPREHENSIVE INCOME		$ 5,185
INCOME PER SHARE OF COMMON STOCK		$ 26

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

CAPITAL STOCK		
Capital Stock – Authorized & Issued 200 Shares With No Par Value		$ 10,000
Additional Paid In Capital		40,000
TOTAL CAPITAL – BEGINNING AND ENDING		50,000
RETAINED EARNINGS		
Retained Earnings – January 1, 2008	$ 77,900	
Net Income	4,150	
Distributions	(26,927)	
Retained Earnings – December 31, 2008		55,123
Accumulated Other Comprehensive Income		(970)
TOTAL STOCKHOLDER'S EQUITY		$104,153

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated Borrowings at January 1, 2008	$ 0
Decreases:	
Payment of Stockholder's Loan	0
Subordinated Borrowings at December 31, 2008	$ 0

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 4,150
Adjustments to Reconcile Net Income to Net Cash Used For Operating Activities:		
Depreciation & Amortization	$ 3,181	
Realized Loss on Sale of Securities - Net	15,414	
Changes in Assets & Liabilities:		
Reserve & Clearing Account	(23,091)	
Receivable from Broker-Dealers & Clearing Organizations	8,778	
Prepaid Expenses & Taxes	(1,190)	
Accounts Payable, Accrued Expenses & Other Liabilities	(8,523)	
TOTAL ADJUSTMENTS		(5,431)
NET CASH USED FOR OPERATING ACTIVITIES		(1,281)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Marketable Securities	43,436	
Payments for Purchase of Marketable Securities	(37,625)	
NET CASH USED FOR INVESTING ACTIVITIES		5,811
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Shareholder		(26,927)
NET DECREASE IN CASH & CASH EQUIVALENTS		(22,397)
CASH AND CASH EQUIVALENTS – January 1, 2008		22,681
CASH AND CASH EQUIVALENTS – December 31, 2008		$ 284
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash Paid During The Period For:		
Income & Franchise Taxes		$ 1,080
Interest Expense		$ 0

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS.
DECEMBER 31, 2008

1. ORGANIZATION AND NATURE OF BUSINESS:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. (FINRA). The Company is a New Jersey Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES:
   a) The Company is engaged in a single line business as a securities broker-dealer.

   b) Securities Transactions:
   Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities are entered into and for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on the settlement date basis with related commission and expenses reported on the trade date basis.

   c) Marketable Securities are valued at market value.

   d) Commissions:
   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   e) Income Taxes:
   The Company has elected to have its income taxed under the provisions of Subchapter "S" of the Internal Revenue Code, Section 1372. Under those provisions, the Corporation does not pay federal income taxes on its taxable income. Instead, the Shareholder is taxed on her share of the Company's taxable income. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

   f) Depreciation:
   Equipment is stated at acquisition cost. Depreciation is computed by the straight-line and various accelerated methods over the estimated useful life of the property. Maintenance and repairs are charged to expenses when incurred and renewals and betterments are capitalized.

   The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are eliminated from the accounts and any resulting gain or loss is reflected in income.

KIMBERLY CAPITAL CORP
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Pursuant to SEC Rule 17a-5(a)(4), there are no differences in the firms computation of net capital compared with the computations contained in this report.

SCHEDULE I

KIMBERLY CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

NET CAPITAL		
Total Stockholder's Equity		$104,153
Total Stockholder's Equity Qualified for Net Capital		$104,153
Add:		
Subordinated Stockholder's Loan		0
Allowable-Credit-Deferred Income Taxes Payable		0
TOTAL CAPITAL		104,153
Deductions and/or Changes:		
Non-allowable Assets:		
Equipment and Automobiles – Net	$ 29,937	
Prepaid Expenses and Taxes	1,690	
Clearing Deposit – Restricted Funds	5,689	
TOTAL ADJUSTMENTS		37,316
Net Capital Before Haircut on Securities Positions		66,837
Haircuts on Securities:		
Money Market Funds	1,150	
Marketable Securities	1,332	2,482
NET CAPITAL		$ 64,355
Aggregate Indebtedness		
Other Accounts Payable & Accrued Expenses		$ 2,140
Computation of Basic Net Capital Requirement:		
Company		$ 5,000
Excess Net Capital		$ 59,355
Excess Net Capital At 1,000 Percent		$ 64,151
Ratio: Aggregate Indebtedness to Net Capital		3%

There were no material differences found between the report of the auditor and of the company in reporting Part IIA of computing net capital.

SCHEDULE II

KIMBERLY CAPITAL CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION AS OF DECEMBER 31, 2008

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

SCHEDULE III

KIMBERLY CAPITAL CORP.
INFORMATION RELATING TO POSSESSIN OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2008

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

SCHEDULE IV

KIMBERLY CAPITAL CORP.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2008

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

Bernard Chipetine, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
585 STEWART AVENUE, SUITE L-50
GARDEN CITY, NEW YORK 11530
(516) 248-9300
FAX (516) 248-8711

Board of Directors
Kimberly Capital Corp.

In planning and performing my audit of the financial statements and supplemental schedule of Kimberly Capital Corp. (the Company), for the year ended December 31, 2008, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital provisions under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, Management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers, and should not be used for any other purpose.

Bernard Chipetine

Bernard Chipetine, CPA

Garden City, New York
January 23, 2009